

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 28, 2016

Via E-mail
Kenneth N. Jones
General Counsel
Stratus Properties Inc.
212 Lavaca Street, Suite 300
Austin, TX 78701

> **Re:** **Stratus Properties Inc.**
> **Definitive Additional Soliciting Materials**
> **Filed April 27, 2016 by Stratus Properties Inc.**
> **File No. 001-37716**

Dear Mr. Jones:

We have reviewed the above-captioned filing and have the following comment.

General

1. Please refrain from making claims similar to the following in future filings without qualifying the statements as your opinion or belief:

   - "Mr. Berg's efforts threaten to disrupt the growth in value of our properties in favor of a fire sale liquidation."
   - "We have the right plan, and we have a well-qualified Board and management…"
   - "…highly qualified Stratus director nominees…"
   - "…our assets are now well-positioned to sell for full value over the remaining term of our five-year plan."

You may contact Justin A. Kisner, Staff Attorney, at (202) 551-3788, or me at (202) 551-3266 if you have any questions.

Sincerely,

/s/ Nicholas P. Panos

Nicholas P. Panos
Senior Special Counsel
Office of Mergers and Acquisitions

cc: <u>Via E-mail</u>
       Kai Haakon E. Liekefett, Esq.
       Vinson & Elkins LLP